As filed with the Securities and Exchange Commission on

December 9, 2025

Securities Act File No. 333-286899

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENTUNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1

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(Check appropriate box or boxes)

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PUTNAM TARGET DATE FUNDS

(Exact Name of Registrant as Specified in Declaration of Trust)

100 Federal Street, Boston, Massachusetts 02110

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code

(617) 292-1000

ALEXANDER V. KYMN, Vice President

PUTNAM TARGET DATE FUNDS

100 Federal Street

Boston, Massachusetts 02110

(Name and address of agent for service)

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Copy to:

BRYAN CHEGWIDDEN, Esquire

ROPES & GRAY LLP

1211 Avenue of the Americas

New York, New York 10036

and

JAMES E. THOMAS, Esquire

ROPES & GRAY LLP

800 Boylston Street

Boston, Massachusetts 02199

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Title of Securities Being Registered:

It is proposed that this filing will become effective immediately.

The Combined Information Statement/Prospectus and Statement of Additional Information as filed by the Registrant pursuant to Rule 497 under the Securities Act of 1933 with the Commission on June 10, 2025 (File No.: 333-286899) constitute Part A and Part B of this Post-Effective Amendment No. 1, respectively, and are incorporated herein by reference. This Post-Effective Amendment No. 1 is being filed for the sole purpose of adding to Part C of the Registration Statement dated May 1, 2025 as filed by the Registrant on Form N-14 (File No.: 333-286899), the final tax opinions as exhibits to Part C of the Registration Statement.

PUTNAM TARGET DATE FUNDS

Putnam Retirement Advantage Maturity Fund

PART C

OTHER INFORMATION

Item 15.            Indemnification

Reference is made to Article VIII, sections 1 through 3, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference to Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (File No. 811-21598). In addition, the Registrant maintains a trustees and officers liability insurance policy under which the Registrant and its trustees and officers are named insureds. Certain service providers to the Registrant also have contractually agreed to indemnify and hold harmless the trustees against liability arising in connection with the service provider’s performance of services under the relevant agreement.

The Massachusetts business trusts comprising The Putnam Funds (each, a “Trust”) have also agreed to contractually indemnify each Trustee. The agreement between the Trusts and each Trustee, in addition to delineating certain procedural aspects relating to indemnification and advancement of expenses to the fullest extent permitted by the Registrant’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated Bylaws and the laws of The Commonwealth of Massachusetts, the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940, as now or hereafter in force, provides that each Trust severally shall indemnify and hold harmless the Trustee against any and all expenses actually and reasonably incurred by the Trustee in any proceeding arising out of or in connection with the Trustee’s service to the Trust, unless the Trustee has been adjudicated in a final adjudication on the merits to have engaged in certain disabling conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and, therefore, is unenforceable.

Item 16.                    Exhibits

(1)

Amended and Restated Agreement and Declaration of Trust dated March  21, 2014 -- Incorporated by reference to Post-Effective Amendment No.  16 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2014.

(1)(a)

Amendment No. 1 to Amended and Restated Agreement and Declaration of Trust dated November 22, 2019 -- Incorporated by reference to Post-Effective Amendment No. 32 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on December 30, 2019.

(2)

Amended and Restated Bylaws dated as of February  23, 2023 -- Incorporated by reference to Post-Effective Amendment No.  58 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 22, 2023.

(3)	Not applicable
(4)	Form of Agreement and Plan of Reorganization - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.
(5)(a)

Portions of Agreement and Declaration of Trust Relating to Shareholders’ Rights -- Incorporated by reference to Post-Effective Amendment No. 16 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2014.

(5)(b)

Portions of Bylaws Relating to Shareholders’ Rights -- Incorporated by reference to Post-Effective Amendment No. 58 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 22, 2023.

(6)(a)

Assignment and Assumption Agreement between Franklin Advisers, Inc. (“FAV”) and Putnam Investment Management, LLC (“PIM”) dated July 15, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(6)(b)

Management Contract with PIM dated January 1, 2024; Schedule A amended as of April  10, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(6)(c)

Sub-Advisory Agreement between FAV and Franklin Templeton Investment Management Limited (“FTIML”) dated November 1, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(6)(d)

Subadvisory Agreement between FAV and PIM dated July  15, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(7)(a)

Amended and Restated Distributor’s Contract with Franklin Distributors, LLC dated August  2, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(7)(b)(i)

Form of Dealer Sales Contract dated March 2024 -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(7)(b)(ii)

Schedule of Dealer Sales Contracts conforming in all material respects to the Form of Dealer Sales Contract filed as Exhibit (e)(2)(i) but which have not been filed as exhibits to the Registrant’s Registration Statement in reliance on Rule 483(d)(2) under the Securities Act of 1933, as amended.

(7)(c)(i)

Form of Financial Institution Sales Contract dated March 2024 -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(7)(b)(ii)

Schedule of Financial Institution Sales Contracts conforming in all material respects to the Form of Financial Institution Sales Contract filed as Exhibit (e)(3)(i) but which have not been filed as exhibits to the Registrant’s Registration Statement in reliance on Rule 483(d)(2) under the Securities Act of 1933, as amended.

(7)(c)	Form of Selling Agreement -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.
(8)

Trustee Retirement Plan dated October 4, 1996, as amended July  21, 2000 -- Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s (Securities Act Reg. No.  333-117134) Registration Statement filed on February 3, 2005.

(9)(a)

Global Custody Agreement dated March 1, 2020, as amended, between Putnam New York Tax Exempt Income Fund and J.P. Morgan Chase Bank, N.A. - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(9)(b)

Eighth Joinder to Global Custody Agreement dated March 1, 2020, as amended, between Putnam Target Dates Funds and J.P. Morgan Chase Bank, N.A., dated May  6, 2024 - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(10)(a)

Class A Distribution Plan and Agreement dated June  11, 2004 -- Incorporated by reference to Pre-Effective Amendment No.  1 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on September 21, 2004.

(10)(b)

Class B Distribution Plan and Agreement dated June  11, 2004 -- Incorporated by reference to Pre-Effective Amendment No.  1 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on September 21, 2004.

(10)(c)

Class C Distribution Plan and Agreement dated June  11, 2004 -- Incorporated by reference to Pre-Effective Amendment No.  1 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on September 21, 2004.

(10)(d)

Class M Distribution Plan and Agreement dated June  11, 2004 -- Incorporated by reference to Pre-Effective Amendment No.  1 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on September 21, 2004.

(10)(e)

Class R Distribution Plan and Agreement dated June  11, 2004 -- Incorporated by reference to Pre-Effective Amendment No.  1 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on September 21, 2004.

(10)(f)

Class R3 Distribution Plan and Agreement dated May  15, 2020 -- Incorporated by reference to Post-Effective Amendment No.  48 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 24, 2021.

(10)(g)(i)

Form of Dealer Service Agreement dated March 2024 -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(10)(g)(ii)

Schedule of Dealer Service Agreements conforming in all material respects to the Form of Dealer Service Agreement filed as Exhibit (m)(7)(i) but which have not been filed as exhibits to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement in reliance on Rule 483(d)(2) under the Securities Act of 1933, as amended.

(10)(h)(i)

Form of Financial Institution Service Agreement dated March 2024 -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(10)(h)(ii)

Schedule of Financial Institution Service Agreements conforming in all material respects to the Form of Financial Institution Service Agreement filed as Exhibit (m)(8)(i) but which have not been filed as exhibits to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement in reliance on Rule 483(d)(2) under the Securities Act of 1933, as amended.

(11)

Opinion and consent of Ropes  & Gray LLP regarding Putnam Retirement Advantage Maturity Fund - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(12)(a)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of Putnam Retirement Advantage 2025 Fund into Putnam Retirement Advantage Maturity Fund – Filed herewith.

(12)(b)

Opinion of Ropes  & Gray LLP with respect to tax matters in connection with the reorganization of Putnam Sustainable Retirement 2025 Fund into Putnam Sustainable Retirement Maturity Fund – Filed herewith.

(13)(a)

Amended & Restated Investor Servicing Agreement - Open-End Funds with PIM and Putnam Investor Services, Inc. dated July 1, 2013; Appendix A amended as of April  4, 2023 – Incorporated by reference to Post-Effective Amendment No. 58 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 22, 2023.

(13)(b)	Letter of Indemnity with PIM dated December 18, 2003 -- Incorporated by reference to the Registrant’s (Securities Act Reg. No. 333-117134) Initial Registration Statement filed on July 2, 2004.
(13)(c)

Liability Insurance Allocation Agreement dated December  18, 2003 -- Incorporated by reference to the Registrant’s (Securities Act Reg. No.  333-117134) Initial Registration Statement filed on July 2, 2004.

(13)(d)

Master Sub-Accounting Services Agreement between PIM and State Street Bank and Trust Company dated January 1, 2007; Appendix A amended as of December 30, 2020 -- Incorporated by reference to Post-Effective Amendment No.  46 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on December 29, 2020.

(13)(f)

Amendment to Master Sub-Accounting Services Agreement between PIM and State Street Bank and Trust Company dated August 1, 2013 -- Incorporated by reference to Post-Effective Amendment No.  14 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 27, 2013.

(13)(g)

Amendment to Master Sub-Accounting Services Agreement between PIM and State Street Bank and Trust Company dated June 25, 2021 -- Incorporated by reference to Post-Effective Amendment No.  48 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 24, 2021.

(13)(h)

Amended and Restated Master Interfund Lending Agreement with the Trusts party thereto and PIM dated November  22, 2024. -- Incorporated by reference to Post-Effective Amendment No.  61 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on December 26, 2024.

(13)(i)(i)

Form of Indemnification Agreement -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(13)(i)(ii)

Schedule of Indemnification Agreements conforming in all material respects to the Form of Indemnification Agreement filed as Exhibit (h)(8)(i) but which have not been filed as exhibits to the Registrant’s Registration Statement in reliance on Rule 483(d)(2) under the Securities Act of 1933, as amended -- Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(13)(j)

Expense Limitation Agreement with PIM and FAV dated July  1, 2024 -- Incorporated by reference to Post-Effective Amendment No.  60 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on November 26, 2024.

(13)(k)

Subcontract for Fund Administrative Services between FAV and Franklin Templeton Services, LLC dated July  15, 2024. -- Incorporated by reference to Post-Effective Amendment No.  61 to the Registrant’s (Securities Act Reg. No. 333-117134) Registration Statement filed on December 26, 2024.

(13)(l)

Fund Services Agreement between Franklin Templeton Services, LLC (“FTS”) and JPMorgan Chase Bank, N.A., dated January  22, 2020 - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(13)(m)

Seventh Amendment to Fund Services Agreement dated January 22, 2020 between FTS and JPMorgan, dated June  20, 2024 - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(14)(a)

Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm to Putnam Retirement Advantage Maturity Fund - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(14)(b)

Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm to Putnam Retirement Advantage 2025 Fund - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.

(15)	Not applicable.
(16)	Power of Attorney - Incorporated by reference to Registrant’s (333-286899) Registration Statement on Form N-14 filed via EDGAR on May 1, 2025.
(17)	Not applicable.

Item 17.            Undertakings

(1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus filed under paragraph (1) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to this registration statement within a reasonable time after receipt of such opinion.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of Putnam Target Date Funds is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant series of the Registrant.

Signatures

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 8th day of December, 2025.

PUTNAM TARGET DATE FUNDS

By: /s/ Jonathan S. Horwitz, Executive Vice President,

Principal Executive Officer and Compliance

Liaison

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title

Barbara M. Baumann*	Chair, Board of Trustees

Robert L. Reynolds*	President and Trustee

Jonathan S. Horwitz*	Executive Vice President, Principal Executive
Officer and Compliance Liaison

Michael J. Higgins*	Vice President, Treasurer, and Clerk

Jeffrey W. White*	Vice President, Principal Financial Officer,
Principal Accounting Officer and Assistant
Treasurer

Liaquat Ahamed*	Trustee

Katinka Domotorffy*	Trustee

Catharine Bond Hill*	Trustee

Gregory G. McGreevey*	Trustee

Jennifer Williams Murphy*	Trustee

Marie Pillai*	Trustee

George Putnam III*	Trustee

Manoj P. Singh*	Trustee

Mona K. Sutphen*	Trustee

Jane E. Trust*	Trustee

* By: /s/ Jonathan S. Horwitz, as Attorney-in-Fact pursuant to Power of Attorney filed herewith
December 8, 2025

EXHIBIT INDEX

Exhibit Number	Exhibit Title

(12)(a)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of Putnam Retirement Advantage 2025 Fund into Putnam Retirement Advantage Maturity Fund.
(12)(b)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of Putnam Sustainable Retirement 2025 Fund into Putnam Sustainable Retirement Maturity Fund.